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SI 09059717)MMISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
~~8-65551~~
8-42262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SANDGRAIN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1050 FRANKLIN AVENUE – SUITE 300
(No. and Street)

GARDEN CITY	**NY**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NANCY CHINCHAR **(516) 750-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, NANCY CHINCHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDGRAIN SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy F. Chinchar

Signature

CEO

Title

2/24/09

Jon Heimowitz

JON HEIMOWITZ
Notary Public, State of New York
No. 01HE4991099
Qualified in Nassau County
Commission Expires July 16, 2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SANDGRAIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Sandgrain Securities, Inc.

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	297,892
Receivables from clearing organization		171,605
Deposit with clearing organization		100,000
Securities owned, at market value		59,127
Employee receivables		73,956
Furniture and equipment, net of accumulated depreciation of $328,433		65,332
Prepaid expenses and other assets		158,069
TOTAL ASSETS	$	925,981

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	184,234
Accounts payable and accrued expenses		204,493
Subordinated borrowings		250,000
Total liabilities		638,727
Commitments and contingencies (Note 11)		
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, 10 shares issued and outstanding		1,000
Additional paid in capital		187,875
Retained earnings		98,379
Total shareholder's equity		287,254
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	925,981

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and is a member of the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company also acts as an agent in the private placement of securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Revenue Recognition
The Company records proprietary securities transactions on a trade date basis, and commission revenue and related expenses on a settlement-date basis. The commission revenue and expenses from such transactions would not be not materially different if reported on a trade-date basis.

Furniture and Equipment
Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 5).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 statement of financial condition.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances against future commissions to be earned by employees, and loans. The advances are generally short term and are recovered from the commissions generated by these employees. Loans to employees are longer in duration and are covered by promissory notes. Payment terms vary. Advances and loans are non-interest bearing. The Company has provided an allowance for those advances and loans that are considered doubtful of recovery. At December 31, 2008, the net amount of advances and loans was $73,956.

NOTE 4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net amount of commissions receivable for customer transactions generated in December 2008, and received in January 2009. The deposit with the clearing organization of $100,000 is required by the clearing agreement.

NOTE 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In 2008, the Company adopted the provisions of SFAS No. 157, entitled "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company will characterize its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition will be categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over the counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of December 31, 2008, the Company's investments are considered Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.

NOTE 6. INCOME TAXES

The Company is included with its Parent in a consolidated return for Federal tax purposes, and combined tax returns for state and local purposes. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to Federal and State income tax charges or credits based on a separate company taxable income or loss using the statutory rates. Should benefits be derived from tax charges or credits utilized in future years as a result of the consolidated tax filings, the Company would participate in these benefits under the Parent's tax allocation policy.

For the year ended December 31, 2008, the Company recognized a current tax benefit of approximately $180,000 resulting from a current operating loss and a temporary difference between assets and liabilities reported for financial statement and income tax purposes (deferred rent). A valuation allowance for $180,000 has also been established as of December 31, 2008.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. The Company also acts as an agent in the private placements of securities. As of December 31, 2008, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The federal insurance limit at December 31, 2008, is $250,000 and is scheduled to be $100,000 after December 31, 2009.

NOTE 8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2008:

Furniture	$	153,394
Equipment		231,512
Leasehold improvements		8,859
		393,765
Less:accumulated depreciation		(328,433)
Furniture and equipment, net	$	65,332

Depreciation expense for the year ended December 31, 2008, amounted to $20,862.

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2008:

Operating expenses	$	130,564
Deferred rent		48,002
Salaries payable		25,927
	$	204,493

NOTE 10. SUBORDINATED LOAN AGREEMENT

At December 31, 2008, the Company had borrowings of $250,000 from its Parent, which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and, accordingly, the borrowings are available in computing net capital, as defined. The agreement is scheduled to mature on July 31, 2012, unless extended. The loan bears interest at a rate of 9.6% per annum. During 2008, the Company paid its Parent $24,000 in interest on the loan.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Office lease

The Company leases office space and equipment under an operating lease that expires on February 28, 2017. The lease contains provisions for future rent increases. The total amount of rent due under the lease term is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition and included in accounts payable and accrued expenses. Future minimum annual payments required as of December 31, 2008, are as follows:

Year ending December 31:	Minimum lease payments
2009	$ 320,390
2010	328,233
2011	306,256
2012	266,721
2013	265,458
Thereafter	889,709
Total	$ 2,376,767

The rent expense for the year ended December 31, 2008, was approximately $335,000.

Litigation

In the normal course of business, the Company may be a party to litigation and various regulatory matters. At December 31, 2008, the Company was named as a defendant in two arbitrations brought by former clients claiming breach of fiduciary responsibility, negligence and failure to supervise, and are seeking, in the aggregate, $858,000 in compensatory damages. The Company answered the claims, and the discovery process has begun. The arbitrations are scheduled for later in 2009. The Company, after discussions with outside counsel, believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the statement of financial condition.

NOTE 12. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $231,015, which was $131,015 in excess of the Company's required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.68 to 1 at December 31, 2008.